Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Rogers Communications Declares $0.32 Per Share Quarterly Dividend

     TORONTO, April 29 /CNW/ - Rogers Communications Inc. announced today that its Board of Directors has declared a quarterly dividend totalling $0.32 per share on each of its outstanding Class B Non-Voting shares and Class A Voting shares.
     The quarterly dividend declared today will be paid on July 2, 2010 to shareholders of record on May 14, 2010, and is the second quarterly dividend to reflect the newly increased $1.28 per share annual dividend level. Such quarterly dividends are only payable as and when declared by the Rogers
Communications Board and there is no entitlement to any dividend prior thereto.

     About the Company:

     Rogers Communications is a diversified Canadian communications and media company. We are Canada's largest provider of wireless voice and data communications services and one of Canada's leading providers of cable television, high-speed Internet and telephony services. Through Rogers Media we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New
York Stock Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit www.rogers.com
     %CIK: 0000733099

     /For further information: Bruce M. Mann, (416) 935-3532,
bruce.mann(at)rci.rogers.com; Dan Coombes, (416) 935-3550,
dan.coombes(at)rci.rogers.com/
     (RCI.A. RCI.B. RCI)

CO:  Rogers Communications Inc.

CNW 14:50e 29-APR-10